

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

Chen Ren
Chief Executive Officer
Trans Global Group, Inc.
Room 2701, Block A
Zhantao Technology Building
Minzhi Street, Shenzhen
Guangdong Province, China

> **Re: Trans Global Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed July 26, 2022**
> **File No. 000-56383**

Dear Mr. Ren:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Scott Kline